082-04421

07025512

SUPPL

EASTMAIN

NEWS RELEASE

Éléonore South Exploration Update

Trading Symbol: ER – The Toronto Stock Exchange **July 5, 2007**

Eastmain Resources Inc. (ER-TSX) announces that a $1.5 million exploration program is underway at the Éléonore South project, a joint venture with Les Mines Opinaca Ltée, a wholly owned subsidiary of Goldcorp Inc. (TSX: G, NYSE: GG) and Azimut Exploration Inc. (TSX Venture: AZM). The program, which focuses on testing a 10-kilometre-long gold geochemical anomaly (see website for map), will consist of IP surveys, trenching, channel sampling, prospecting and geological mapping. Phase-one diamond drilling is also planned for 2007.

Belham Ltd's specially designed "Superhoe" has been mobilized to the property and will continue trenching priority targets. Trenching of the JT target area in late 2006 exposed a 16-metre-wide, gold-bearing "Roberto-type" mineralized sediment, which assayed 1.49 g/t Au. The sedimentary sequence at the JT target is similar to that exposed in the Roberto area. Sulfide mineralization (pyrite-arsenopyrite) was noted where there were elevated gold values in JT area rock formations. Rock alteration in the JT area suggests that this may be a mineralized area peripheral to something much more significant.

Induced polarization (IP) geophysical surveys, designed to identify areas of possible mineralization hidden under cover, are currently in progress. Abitibi Geophysics of Val-d'Or, Québec has surveyed approximately two-thirds of the target area to date. Several prospective IP anomalies coinciding with Roberto-type sediments and elevated gold in soils have been detected. Priority IP anomalies will be mechanically trenched and/or drilled.

The Éléonore South project is located immediately south of Goldcorp's Éléonore project, which includes the Roberto gold deposit. Goldcorp recently announced that an initial resource estimate at Éléonore includes an indicated gold resource of 1,834,900 ounces at an average grade of 7.4 grams per tonne and an inferred gold resource of 929,100 ounces at an average grade of 7.1 grams per tonne. Goldcorp also reported that high-grade drill results outside the resource indicate significant potential for expansion of the Roberto deposit.

This press release was prepared by geologist Dr. Donald J. Robinson, P. Geo, qualified person as defined by National Instrument 43-101.

Eastmain is a Canadian gold exploration company with 100% ownership of the Eau Claire and Eastmain gold deposits, located in James Bay, Québec. The Company has budgeted a minimum of $3.5 million for gold and base metal exploration in Québec and Ontario for 2007. Eastmain's Québec project portfolio includes twelve properties covering over 1200 km² in the Eastmain/Opinaca gold camp, where Les Mines Opinaca Ltée. (a wholly owned subsidiary of Goldcorp Inc. is advancing the Éléonore Project (Roberto gold deposit) towards production.

For further information please contact Eastmain Resources Inc.: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

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